Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

On August 21, 2003, Bernard Liautaud, Chief Executive Officer of Business Objects, S.A., sent the following e-mail to the employees of the company:

To: All Business Objects Employees

Subject: Planned Post-Transaction Close Executive Assignments

Dear All -

Integration planning continues to move ahead. Recently, I sent an email to all of you regarding the launch of the integration planning process. Today, I would like to share an important early decision we have made regarding the planned executive team for the combined company. Upon our successful closing of the Crystal Decisions acquisition, planned for November, the following people will serve on the Executive Committee for the combined company:

Bernard Liautaud – CEO
John Olsen – President & COO
Jim Tolonen – CFO
Susan Wolfe –General Counsel and Corporate Secretary
Bill Gibson – Senior VP, Integration
Hervé Couturier – Senior VP, Products
Andrew Handford – Senior VP, BI Platform
Dave Kellogg – Senior VP, Marketing
Tom Schroeder – Group VP, Corporate Development
Jonathan Schoonmaker – Group VP, Human Resources

As part of the Executive Committee, John Olsen, Jim Tolonen, Bill Gibson, Susan Wolfe, Herve Couturier, Tom Schroeder, and Jonathan Schoonmaker will report to me. Andrew Handford will report to Herve Couturier and Dave Kellogg will report to John Olsen.

In addition, Dave Galloway will serve as the Group VP of Worldwide Customer Support, reporting to John Olsen. Scott Bajtos will also continue to report to John Olsen as Group VP, Customer Advocacy. Scott will also lead the Integration Office for Business Objects as indicated in an earlier communication. John Olsen will make further announcements about his organization structure by the time of the transaction closing which is expected in Q4.

Elisabeth Blinet, Business Objects Group VP of Legal and Tax and General Counsel, had chosen a few months ago to plan to step back and begin working part-time. In the combined company she will be in charge of corporate governance and compliance matters, reporting to the Governance Committee of the Board of Directors.

Eric Patel, Crystal Decisions’ CFO, Matthew Handford, Crystal Decisions’ VP of Human Resources and Tony Wind, Crystal Decisions’ CTO will be key to driving the integration process for their respective functions. I will continue to work with each of them to identify appropriate positions for them in the combined organization.

As the Crystal Decisions CEO, Jon Judge’s support has been instrumental in making this opportunity possible and he is committed to seeing through the successful completion of the integration. As already announced, he will leave the combined company to pursue other interests at an appropriate time following the closing.

The selection of the planned Executive Committee demonstrates our commitment to function as one company immediately post-close. We will define the entire organization through the integration planning process. This will be announced at deal close, including roles and assignments for all individuals in the combined company. In the meantime, I am very pleased to welcome Bill Gibson, Andrew Handford, Dave Galloway and Susan Wolfe from Crystal to our management team. Their experience in leading Crystal Decisions to great business performance will be critical to the new Business Objects.

A reminder to all is that the highest priority for both organizations is to continue to aggressively drive business performance and compete. The current Business Objects executive management team and their roles and responsibilities remain unchanged until the closing of the transaction expected in Q4. Aside from the very small group of management whom we have asked to play a role in integration planning, we need everyone focused on running the business and achieving the goals we have in place. This is the single most important task at hand.

We are all excited at the potential for leadership and success of the combined company. Already the energy, capability and commitment of the Crystal team are evident and impressive. As the integration planning process moves forward we will continue to regularly communicate progress and decisions as they are made. I look forward to our continued strong performance in the marketplace and a bright future.

Regards,

Bernard

Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.